Pricing Supplement dated July 6, 2009
             to the Product Prospectus Supplement dated May 8, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                  $9,099,000

                              Royal Bank of Canada

                              Direct Investment Notes Linked to the
                              EquityCompass Equity Risk Management Strategy, due August 11, 2010


     Royal Bank of Canada is offering the Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy, due August 11, 2010 (the "notes"). The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 8, 2009 describe terms that will apply generally to the notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. You should read this pricing supplement carefully.

Issuer:                       Royal Bank of Canada ("Royal Bank")

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Currency:                     U.S. Dollars

Minimum Investment:           $1,000

Pricing Date:                 July 6, 2009

Issue Date:                   July 9, 2009

CUSIP:                        78008G3V2

Valuation Date:               August 6, 2010, subject to extension for market
                              and other disruptions, as described in the product prospectus supplement.

Interest Payable:             None

Participation Rate:           98.10%

Payment at Maturity (if       At maturity, for each $1,000 principal amount of
held to maturity):            your notes, you will receive a cash payment equal
                              to the product of (a) $1,000, (b) the
                              Participation Rate and (c) one plus the Portfolio
                              Performance. This amount will not be less than zero.

Portfolio Performance         The Portfolio Performance will be determined as
(if held to maturity):        follows:

                                                 C(f) - C(i)
                                                 -----------
                                                     C(i)

                              C(f) is the Final Value of the Portfolio, "C", on the Valuation Date. C(i) represents a hypothetical initial investment (the "Initial Investment") in the Portfolio as of the Pricing Date, and will equal the product of (a) $1,000 and (b) the Participation Rate.

Adjustment Amount:            Each time that the Portfolio is reallocated on a
                              Portfolio Calculation Day, the calculation agent will calculate an Adjustment Amount that will reduce the value of the Portfolio on the following
                              Portfolio Calculation Day (or the valuation day, as applicable). See the section "The Value of the Portfolio--Reallocation of the Portfolio on a Portfolio Calculation Day--Adjustment Events" in the product prospectus supplement for additional information regarding how the Adjustment Amount will be calculated and its impact on the value of the Portfolio.

Adjustment Rate:              0.15%

Composition of the            The hypothetical Portfolio to which the notes are
Portfolio:                    linked consists of a combination of (a) cash
                              and/or (b) a long position or a short position in the S&P 500(R) Total Return Index. The Portfolio will be reallocated on a monthly basis as of each Portfolio Calculation Day, based upon the Recommended Equity Allocation ("REA") Percentage produced by the Strategy each month as described in the product prospectus supplement. See the sections "The EquityCompass Equity Risk Management
                              Strategy" and "The Value of the Portfolio" in the product prospectus supplement for additional information regarding the Strategy and the composition of the Portfolio.

Final Value:                  The value of the Portfolio on the Valuation Date,
                              as described in the product prospectus supplement.

S&P 500(R) Total Return       The level of the S&P 500(R) Total Return Index on
Index:                        the Pricing Date is 1,465.583

Initial REA                   The REA Percentage as of the Pricing Date is 40%.
Percentage:                   Therefore, the Initial Investment of $981.00 will
                              be deemed to be allocated as follows:

                                  o   $392.40 in cash (40% of the Initial
                                      Investment)

                                  o   $588.60 representing a long position in
                                      the S&P 500(R) Total Return Index (60% of the Initial Investment)

                                  o   $0 representing a short position in the
                                      S&P 500(R) Total Return Index (0% of the
                                      Initial Investment)

Automatic Call:               If, on any trading day before the Valuation Date,
                              the calculation agent determines that the Portfolio Performance is less than or equal to -50% (negative 50%) (the "Call Trigger Date"), then we will automatically redeem the notes on the Call Date. To determine the amount payable on the notes on the Call Date, the Portfolio Performance will be calculated on the Early Valuation Date.

                              Call Date:              The fourth business day
                                                      following the Call Trigger
                                                      Date, subject to extension
                                                      for market and other
                                                      disruptions, as described
                                                      in the product prospectus
                                                      supplement.

                              Early Valuation Date:   The first trading day
                                                      following the Call Trigger
                                                      Date, subject to extension
                                                      for market and other
                                                      disruptions, as described
                                                      in the product prospectus
                                                      supplement.

Maturity Date:                August 11, 2010, subject to extension for market
                              and other disruptions, as described in the product prospectus supplement.

Term:                         Thirteen (13) months

Calculation Agent:            The Bank of New York Mellon

Principal at Risk:            The notes are NOT principal protected. You may
                              lose all or a substantial portion of your principal amount at maturity if there is a decline in the value of the Portfolio.

U.S. Tax Treatment:           By purchasing a note, each holder agrees (in the
                              absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue
                              Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.

                              For further discussion of the U.S. federal tax consequences applicable to the notes, please see the discussion in the prospectus, the prospectus supplement and the product prospectus supplement which applies to your investment in the notes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the notes after the Issue Date. The amount that you may receive upon sale of your notes prior to maturity may be less than your Initial Investment in the notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt
                              Securities--Ownership and Book-Entry Issuance" in the prospectus dated January 5, 2007).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on page p-3 of this
                              pricing supplement and the terms appearing under the caption "General Terms of the Notes" in the product prospectus supplement dated May 8, 2009, as modified by this pricing supplement.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" beginning on page PS-3 of the product prospectus supplement dated May 8, 2009.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the "FDIC") or any other Canadian or U.S. government agency or instrumentality. The notes are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

                                                                              Per Note          Total
                                                                              --------          -----
   Price to public......................................................      100.00%       $9,099,000
   Underwriting discounts and commission................................        1.40%       $127,386
   Proceeds to Royal Bank...............................................       98.60%       $8,971,614


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is 99.00%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Issue Date.

RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $14.00 per $1,000 in principal amount of the notes and used a portion of that commission to allow selling concessions to other dealers of $14.00 per $1,000 in principal amount of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price of the notes also included a profit of $5.00 per $1,000 in principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. The total commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada was $19.00 per $1,000 in principal amount of the notes.

The underwriters may use this pricing supplement in the initial sale of the notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the notes after their initial sale. Unless an underwriter informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         RBC Capital Markets Corporation

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 8, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May 8, 2009, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 8, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001154/
f5792424b5.htm

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              HYPOTHETICAL RETURNS

     The examples set out below are included for illustration purposes only. The hypothetical values of the Portfolio are not estimates or forecasts of the Final Value or the value of the Portfolio on any trading day prior to the Valuation Date. Each example assumes that a holder has purchased notes with an aggregate principal amount of $1,000, the Participation Rate of 98.10%, the Initial Investment of $981.00 and that no market disruption event has occurred.

Example 1 -- The hypothetical Final Value of the Portfolio is $762.85:

                        762.85 - 981.00
Portfolio Performance = --------------- = -0.2224 (rounded to four decimal places)
                            981.00

Payment at Maturity = $1,000 x 98.10% x (1 + (-0.2224)) = $762.8256 (rounded to four decimal places)

Example 2 -- The hypothetical Final Value of the Portfolio is $1,209.08:

                        1,209.08 - 981.00
Portfolio Performance = ----------------- = 0.2325 (rounded to five decimal places)
                              981.00

Payment at Maturity = $1,000 x 98.10% x (1 + 0.2325) = $1,209.0825 (rounded to four decimal places)

Example 3 -- The hypothetical value of the Portfolio on a trading day is $484.52 and there is an Automatic Call:

                                                 484.52 - 981.00
Portfolio Performance on the Call Trigger Date = --------------- = -0.5061 (rounded to four decimal places)
                                                      981.00

The hypothetical value of the Portfolio on the Early Valuation Date, which is one trading day after the Call Trigger Date, is $474.38 and the Portfolio
Performance on the Early Valuation Date is:

               474.38 - 981.00
               --------------- = -0.5164 (rounded to four decimal places)
                    981.00

Payment on the Call Date = $1,000 x 98.10% x (1 + (-0.5164)) = $474.4116
(rounded to four decimal places)

          ADDITIONAL INFORMATION REGARDING THE PORTFOLIO AND THE INDEX

     Please refer to the description of the EquityCompass Equity Risk Management Strategy and the Portfolio beginning on page PS-19 of the product prospectus supplement for a full description of the Strategy and the Portfolio. Please refer to the description of the S&P 500 Total Return Index beginning on page PS-30 of the product prospectus supplement for a full description of the Index.

Historical Information

     The table below sets forth the following information with respect to the Index and the Portfolio, for each calendar month from January 2007 to June 2009:

     o the REA Percentage that was in effect with respect to the Strategy for the applicable month;

     o the level of the Index as of the last trading day of the applicable month, based on data provided by Bloomberg;

     o the percentage increase or decrease in the level of the Index from the beginning of the applicable month until the last trading day of the applicable month, based on data provided by Bloomberg;

     o the value of the Portfolio (based on a hypothetical value of $1,000 as of December 29, 2006), based on data provided by the Sponsor; and

     o the percentage increase or decrease in the value of the Portfolio from the beginning until the end of the applicable month, based on data provided by the Sponsor.

     In addition to the information set forth in the table below, the term of the notes is expected to be 13 months. A hypothetical investment in the Strategy from May 30, 2008 to June 30, 2009 (a term corresponding to the approximate term of the notes, and a maturity date occurring three business days before the date of this pricing supplement) would have generated a return of approximately 21.7%. In contrast, the return of the Index during that period was -32.4%.

     The historical levels and returns of the Index and the Portfolio should not be taken as an indication of their future performance, and no assurance can be given as to the Final Value or the value of the Portfolio on any trading day prior to the Valuation Date. We cannot give you assurance that the performance of the Index or the Portfolio will result in any return on your investment in the notes, or that you will not lose any portion of your investment.

     In particular, we note that the amounts above and below relating to the Portfolio and the Strategy do not reflect the accrual of any interest on the cash portion of the Portfolio, or the impact of the Participation Rate and the Adjustment Amounts, as would apply to an investment in the notes. The amounts shown are intended solely to provide an indication of movements in the Portfolio during the indicated periods, and should not be construed to be indicative of the future performance of the notes, or the amount that you will receive at maturity.

                                                                   EquityCompass Equity Risk
                                         The Index                   Management Portfolio
                                         ---------                   --------------------
                                Index                        Value Indexed
   Date              REA %      Level           % Change        to 1,000              % Change
   ----              -----      -----           --------        --------              --------
12/29/2006           100%      2,186.13                         1,000.00
 1/31/2007           100%      2,219.19           1.51%         1,015.12                1.51%
 2/28/2007           100%      2,175.79          -1.96%           995.27               -1.96%
 3/30/2007           100%      2,200.12           1.12%         1,006.40                1.12%
 4/30/2007           100%      2,297.58           4.43%         1,050.98                4.43%
 5/31/2007           100%      2,377.75           3.49%         1,087.65                3.49%
 6/29/2007           100%      2,338.25          -1.66%         1,069.58               -1.66%
 7/31/2007           100%      2,265.75          -3.10%         1,036.42               -3.10%
 8/31/2007           100%      2,299.75           1.50%         1,051.96                1.50%
 9/28/2007           100%      2,385.72           3.74%         1,091.30                3.74%
10/31/2007           100%      2,423.67           1.59%         1,108.66                1.59%
11/30/2007           100%      2,322.34          -4.18%         1,062.31               -4.18%
12/31/2007            50%      2,306.23          -0.69%         1,054.94               -0.69%
 1/31/2008            10%      2,167.90          -6.00%         1,054.94                0.00%
 2/29/2008            10%      2,097.48          -3.25%         1,083.66                2.72%
 3/31/2008            10%      2,088.42          -0.43%         1,081.72               -0.18%
 4/30/2008            50%      2,190.13           4.87%         1,033.81               -4.43%
 5/30/2008            10%      2,218.50           1.30%         1,033.81                0.00%
 6/30/2008            60%      2,031.47          -8.43%         1,116.02                7.95%
 7/31/2008            60%      2,014.39          -0.84%         1,110.40               -0.50%
 8/29/2008            10%      2,043.53           1.45%         1,120.03                0.87%
 9/30/2008            10%      1,861.44          -8.91%         1,192.56                6.48%
10/31/2008            50%      1,548.81         -16.79%         1,336.21               12.05%
11/28/2008            50%      1,437.68          -7.18%         1,336.21                0.00%
12/31/2008            50%      1,452.98           1.06%         1,336.21                0.00%
 1/30/2009            10%      1,330.51          -8.43%         1,336.21                0.00%
 2/27/2009            10%      1,188.84         -10.65%         1,466.21                9.73%
 3/31/2009            50%      1,292.98           8.76%         1,335.37               -8.92%
 4/30/2009            10%      1,416.73           9.57%         1,335.37                0.00%
 5/29/2009            10%      1,495.97           5.59%         1,265.80               -5.21%
 6/30/2009            10%      1,498.94            0.2%         1,258.32               -0.59%

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We expect that delivery of the notes will be made against payment for the notes on or about July 9, 2009, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                   $9,099,000

                                   [RBC LOGO]



                              Royal Bank of Canada

   Direct Investment Notes Linked to the EquityCompass Equity Risk Management
                         Strategy, due August 11, 2010

                                  July 6, 2009